Exhibit 99.2

Transcom Second Quarter 2014 Results	10

Report on review of interim condensed consolidated financial statements

To the Shareholders of

Transcom Worldwide S.A.

Société Anonyme

45, Rue de Scillas

L-2529 Luxembourg

INTRODUCTION

We have reviewed the accompanying interim condensed consolidated financial statements of Transcom Worldwide S.A. and its subsidiaries (the “Group”) as of 30 June 2014, which comprise the interim consolidated statement of financial position as at 30 June 2014 and the related interim consolidated income statement, the interim consolidated statement of comprehensive income, the interim consolidated statement of changes in equity, the interim consolidated cash flow statement for the six-month period then ended and explanatory notes (pages 11 to 16). Management is responsible for the preparation and fair presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standard IAS 34 Interim Financial Reporting as adopted by the European Union (“IAS 34”). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

ERNST & YOUNG

Société Anonyme

Cabinet de révision agréé

Olivier LEMAIRE

Luxembourg, 16 July 2014

Transcom Second Quarter 2014 Results	11

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	2014 Q2	2013 Q2	2014 Jan-Jun	2013 Jan-Jun	2013 Jan-Dec
Revenue	4	152,009	166,478	312,097	336,930	653,184
Cost of sales		-122,650	-134,765	-249,542	-269,606	-522,086

Gross profit	4	29,359	31,713	62,555	67,324	131,098
Marketing expenses		-1,271	-1,663	-2,817	-3,299	-5,963
Administrative expenses	1	-24,715	-26,624	-49,736	-54,257	-107,255
Restructuring expenses		0	0	-522	-6,044	-7,082
Intangible assets impairment		0	0	0	0	-21,125
Gain/loss on disposal of operating unit	9	-1,266	0	-1,266	5,959	5,128
Other income/expenses		-704	-549	-1,367	-737	-246

Operating profit/loss	4	1,403	2,877	6,847	8,946	-5,445
Net financial items		-569	-1,082	-1,881	-3,563	-6,790

Profit/loss before tax		834	1,795	4,966	5,383	-12,235
Income tax expense		-2,084	476	-4,592	-3,183	-6,328

Profit/loss for the period attributable to equity holders of the parent		-1,250	2,271	374	2,200	-18,563

Earnings per share attributable to equity holders of the parent
Earnings before and after dilution per A class share, Euro cent per common share		-0.1	0.2	0.0	0.2	-1.5
Earnings before and after dilution per B class share, Euro cent per common share		-0.1	0.2	0.0	0.2	-1.5

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2014 Q2	2013 Q2	2014 Jan-Jun	2013 Jan-Jun	2013 Jan-Dec
Profit/loss for the period	-1,250	2,271	374	2,200	-18,563
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	-349	-3,119	-692	-1,576	-3,198

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Actuarial profit/loss on post-employment benefit obligations	0	0	0	0	-138
Income tax effect	0	0	0	0	75
Net other comprehensive income not to be reclassified subsequently to profit or loss:	0	0	0	0	-63

Other comprehensive income for the period, net of tax	-349	-3,119	-692	-1,576	-3,261

Total comprehensive income for the period, net of tax, attributable to equity holders of the parent	-1,599	-848	-318	624	-21,824

Transcom Second Quarter 2014 Results	12

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	2014 Jun 30	2013 Jun 30	2013 Dec 31
ASSETS
Non-current assets
Goodwill	9	96,973	140,153	111,119
Other intangible assets		3,140	6,666	5,215
Tangible assets		15,682	14,908	15,609
Deferred tax assets		4,619	1,330	4,784
Other receivables		3,287	1,301	1,143

	8	123,701	164,358	137,870
Current assets
Trade receivables		87,702	99,144	98,557
Income tax receivables		5,989	5,258	4,823
Other receivables		34,607	26,962	26,039
Prepaid expenses and accrued income		23,870	30,772	19,966
Cash and cash equivalents		31,433	34,421	58,362

	8	183,601	196,557	207,747
Assets classified as held for sale	9	20,894	68	0

		204,495	196,625	207,747
TOTAL ASSETS		328,196	360,983	345,617

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parents		111,116	133,691	111,342

Non-current liabilities
Interest bearing liabilities	5	73,111	81,010	16
Employee benefit obligations		2,608	2,927	2,635
Provisions		861	8,630	2,225
Deferred tax liabilities		1,929	1,723	2,680
Income tax payables		3,193	0	4,417
Other liabilities		123	0	73

	8	81,825	94,290	12,046
Current liabilities
Interest bearing liabilities	5	12,615	10,125	94,425
Provisions		1,486	7,565	2,576
Trade payables		24,249	26,209	25,562
Income tax payables		10,765	3,591	9,809
Other liabilities		28,132	27,487	37,931
Accrued expenses and prepaid income		54,388	58,025	51,926

	8	131,635	133,002	222,229
Liabilities classified as held for sale	9	3,620	0	0

		135,255	133,002	222,229
Total liabilities		217,080	227,292	234,275

TOTAL EQUITY AND LIABILITIES		328,196	360,983	345,617

Transcom Second Quarter 2014 Results	13

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Equity attributable to equity holders of the parent
	Numbers of shares	Number of shares held by the Group	Share capital	Other contributed capital	Reserves	Retained earnings incl. profit/loss for the period	Total equity
Balance, December 31, 2012	1,245,533	96,530	53,558	11,458	20,704	47,306	133,026

Profit/(loss) for the period	—	—	0	0	0	2,200	2,200
Other comprehensive income, net of tax	—	—	0	0	-1,576	0	-1,576
Equity based payments	—	—	0	0	41	0	41

Balance, June 30, 2013	1,245,533	96,530	53,558	11,458	19,169	49,506	133,691

Profit/(loss) for the period	—	—	0	0	0	-20,763	-20,763
Other comprehensive income, net of tax	—	—	0	0	-1,685	0	-1,685
Equity based payments	—	—	0	0	99	0	99

Balance, December 31, 2013	1,245,533	96,530	53,558	11,458	17,583	28,743	111,342

Profit/(loss) for the period	—	—	0	0	0	374	374
Other comprehensive income, net of tax	—	—	0	0	-692	0	-692
Equity based payments	—	—	0	0	92	0	92

Balance, June 30, 2014	1,245,533	96,530	53,558	11,458	16,983	29,117	111,116

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	2014 Q2	2013 Q2	2014 Jan-Jun	2013 Jan-Jun	2013 Jan-Dec
Cash flow from operating activities
Profit/loss before tax		834	1,795	4,966	5,383	-12,235
Adjustments to reconcile profit before tax to net cash:
Adjustments for non cash items		1,579	-2,183	4,279	-4,945	27,229
Net financial items		1,881	0	1,881	0	0
Income taxes paid		-4,270	-3,853	-6,952	-3,904	-7,885

Cash flow from operating activities before changes in working capital		24	-4,241	4,174	-3,466	7,109

Change in working capital		4,490	10,300	-16,691	-6,722	2,801

Cash flow from operating activities		4,514	6,059	-12,517	-10,188	9,910

Investments and disposals of tangible assets		-2,429	-1,127	-3,145	-3,667	-8,274
Investments and disposals of intangible assets		-17	-467	-75	-467	-631
Disposals of business, net of cash	9	741	0	741	-1,483	4,475
Other cash flow from investing activities		0	0	0	0	-88

Cash flow from investing activities		-1,705	-1,594	-2,479	-5,617	-4,518

Borrowing of loans		2,546	4,829	2,546	10,432	14,000
Repayments of loans		-7,182	0	-11,200	0	0
Payment of finance lease liabilities		0	0	0	0	-147
Interest paid		-1,581	-1,726	-3,334	-2,806	-2,630

Cash flow from financing activities		-6,217	3,103	-11,988	7,626	11,223

Cash flow for the period		-3,408	7,568	-26,984	-8,179	16,615
Cash and cash equivalents at beginning of the period		34,786	26,853	58,362	42,600	42,600
Cash flow for the year		-3,408	7,568	-26,984	-8,179	16,615
Exchange rate differences in cash and cash equivalents		55	0	55	0	-853

Cash and cash equivalents at end of the period		31,433	34,421	31,433	34,421	58,362

Transcom Second Quarter 2014 Results	14

Notes to the interim condensed consolidated financial statements

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Amounts in thousands of Euro, unless otherwise stated.

1.	GENERAL

Transcom WorldWide S.A. (the parent entity) is a limited liability Company (“Société Anonyme”) incorporated and existing under the laws of the Grand Duchy of Luxembourg. The Company was registered on June 11, 1997 with the Luxembourg Register of Commerce under the number RCS B59528. The registered office of the Company is at 45, Rue des Scillas, L-2529, Luxembourg. Transcom WorldWide S.A. class A and class B shares are listed on the Nordic Exchange Small Cap list under the symbols “TWW SDB A” and “TWW SDB B”.

In June, 2014 Transcom proposed a re-domiciliation to Sweden, a share class merger and a reversed split. The re-domiciliation will, subject to inter alia final approval by the Board of Directors and shareholder approval, be executed through a statutory cross border merger between Transcom WorldWide S.A. and a Swedish subsidiary which will become the new publicly listed parent of the Transcom Group. The new Swedish parent company of the Transcom Group will be a public limited liability company with one class of shares only. In addition, the intention is to execute a 1:50 reversed split following the re-domiciliation. Through the statutory merger, the current parent company, Transcom Worldwide S.A., will be absorbed by the Swedish subsidiary. All assets and liabilities of Transcom WorldWide S.A. will pass to the Swedish subsidiary, the shares of which will be listed on NASDAQ OMX Stockholm. Provided that the conditions for the cross border merger are met so that the merger is executed, Transcom shareholders, whether or not shares are held through SDRs, will receive one (1) new Share for each Class A Ordinary Share held, and one point zero nine (1.09) new Shares for each Class B Preference Share held. Costs for the merger amounting to €1,100 thousand have been expensed per June 30, 2014 and reported in the caption Administrative expenses.

The interim condensed consolidated financial statements for the six months ended 30 June 2014 were authorized for issue by the Board of Directors on July 16, 2014.

2.	GROUP’S ACCOUNTING POLICIES

The report is prepared in accordance with IAS 34 Interim Financial Reporting. Application of IFRS complies with the accounting principles set out in the Group’s annual financial statements as at December 31, 2013. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements.

The preparation of the interim condensed consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the Group’s earnings and financial position, as well as published information in other respects. Actual results could differ from those estimates. In preparing of the report, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2013.

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning January 1, 2014 that have a material impact on the Group.

3.	RISK MANAGEMENT

The Group’s activities expose it to a variety of business and financial risks, market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group’s risk management and control framework is designed to support the identification, assessment, monitoring, management and control of risks that are significant to the achievement of the Group’s business objectives. The condensed consolidated financial statements do not include all risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at December 31, 2013. There have been no changes in the risk management policy and procedures since year end or in any risk management policies

Transcom Second Quarter 2014 Results	15

4.	SEGMENTAL INFORMATION

2014 Jan-Jun	North Europe	Central & South Europe	Iberia & Latam	North America & Asia Pacific	Total CRM	CMS	Group
Revenue from external customers	99,635	77,007	61,371	58,139	296,152	15,945	312,097
Gross profit	17,866	14,606	9,299	15,630	57,405	5,155	62,555
Profit /loss from segments	4,112	2,743	-767	527	6,615	232	6,847

2013 Jan-Jun	North Europe	Central & South Europe	Iberia & Latam	North America & Asia Pacific	Total CRM	CMS	Group
Revenue from external customers	106,661	78,152	67,740	63,254	315,807	21,124	336,930
Gross profit	18,922	14,985	12,779	15,459	62,145	5,178	67,324
Profit /loss from segments	5,372	1,852	1,860	-656	8,428	517	8,946

In Q2 2014, the CMS business units in Sweden and Norway have been integrated with Transcom’s core CRM operations in the North Europe region. Effective January 1, 2014, the former part of the CMS business unit in the United Kingdom are consolidated into the Central & South Europe Region. Segmental information year 2013 has been restated accordingly. CMS Denmark will continue to be managed and further developed within Transcom.

Revenue from two single customers and arising from sales by both the CRM and CMS segments amounted to €51,913 thousand during January to June 2014 (Jan-Jun 2013: €53,437 thousand) and €27,392 thousand (Jan-Jun 2013: €35,460 thousand) respectively.

5.	BORROWINGS

Effective January 29, 2014 Transcom has a new agreement of the Group’s Revolving Credit Facility. The agreement was reached with all existing lenders – SEB, DNB and Handelsbanken – covering a new €103.8 million three-year facility to replace the previous one. The new facility is composed of three tranches; the first being a €40 million term loan expiring on January 21, 2017; the second being a €55 million revolving credit facility expiring also on January 21, 2017; whilst the third is a term loan expiring on October 21, 2014. Similar to the previous facility, interest rates are based on IBOR and EURIBOR for Euro drawings plus margins. The Group is also committed under this agreement to maintain certain financial ratios within agreed limits. The loan is unsecured.

6.	CONTINGENCIES

The Group has contingent liabilities related to litigations and legal claims arising in the ordinary course of business. The integrated worldwide nature of Transcom’s operations can give rise to complexity and delays in agreeing the Group’s tax position and can lead to the Group occasionally facing tax audits which in some cases result in disputes with tax authorities, as described in the Group’s consolidated financial statement per December 31, 2013 (note 22).

As at June 30, 2014, there are five ongoing tax audits. Some of these tax enquiries have resulted in re-assessments, while others are still at an early stage and no re-assessment has yet been raised. Management is required to make estimates and judgments about the ultimate outcome of these investigations or litigations in determining legal provisions. Final claims or court rulings may differ from management estimates.

As at June 30, 2014 the Group has provided €974 thousand (December 31, 2013: €2,375 thousand) in relation to tax risks for which management believes it is probable that there will be cash outflows. Furthermore, based on its analysis, its risk assessment as well as on-going tax audits in certain jurisdictions referred to above, management has estimated additional possible tax exposures of approximately €1,860 thousand (December 31, 2013: nil), which have not been provided for, but rather, are the subject of this disclosure.

In addition to the above tax risks, the Group may be subject to other tax claims going forward for which the risk of future economic outflows is currently evaluated to be remote.

7.	RELATED PARTY TRANSACTIONS

Related party transactions for the period are of the same character as the transactions described in the Group’s consolidated financial statements as at December 31, 2013. The Group’s sales revenue from the Tele2 companies amounted to €51,913 thousand during January to June 2014 (Jan-Jun 2013: €53,437 thousand). Operating expenses, mainly for telephone services and switch, paid to Tele2 group companies amounted to €676 thousand (Jan-Jun 2013: €520 thousand). The Group’s receivables from and liabilities to Tele2 group companies per June 30, 2014 amounted to €16,434 thousand (June 30, 2013 €18,860 thousand) and €-136 thousand (June 30, 2013: €-105 thousand) respectively.

Transcom Second Quarter 2014 Results	16

8.	FINANCIAL INSTRUMENTS

Set out below is a comparison of the carrying amounts and fair values of financial instruments:

	June 30, 2014 Carrying amount	June 30, 2014 Fair value	Dec 31, 2013 Carrying amount	Dec 31, 2013 Fair Value
Total non-current assets	3,288	3,288	1,143	1,143
Total current assets	171,308	171,308	195,578	195,578

Total financial assets	174,596	174,596	196,721	196,721

Total non-current liabilities	73,111	73,111	16	16
Total current liabilities	97,607	97,607	189,880	189,880

Total financial liabilities	170,717	170,717	189,896	189,896

9.	DISPOSALS

CMS
Poland, Czech
Consideration received	2,000

Total non-current assets	-286
Total current assets	-1,566

Total assets disposed	-1,852
Total non-current liabilities	—
Total current liabilities	758

Total liabilities disposed	758
Currency effects	-144
Transaction costs	-162

Net capital gain/loss	600

In June 27, 2014, Transcom signed an agreement to divest its Austrian CMS operations to the private equity investor HANNOVER Finanz Group, for €15.0 million on a cash and debt free basis (excluding €2.4 million in cash and debt). The consideration will be paid in cash at closing. The transaction is expected to close during August 2014, subject to regulatory approval. Transcom recorded an adjustment to fair value less costs to sell of €1,866 thousand classified as Gain/loss on disposal of operating unit. Assets held for sale includes goodwill of €14,064 thousand. In May, 2014 Transcom announced the divestment of its Polish and Czech CMS business to Credit Express Group for €2.0 million on a cash and debt free basis (including an escrow balance of €0.6 million that will be released 6 months after the closing upon fulfillment of contractual conditions). The transaction was simultaneously signed and closed.

10.	EVENTS AFTER THE REPORTING PERIOD

No events have taken place after the end of the interim period which require disclosure or amendment of these interim condensed consolidated financial statements.